

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 23, 2009

<u>**Via U.S. Mail and Fax 44(0)20-7496-4242**</u>
Dr. Byron E Grote
Chief Financial Officer
BP plc
1 St James's Square
London
SW1Y 4PD
United Kingdom

   Re: BP plc
     Form 20-F for the Fiscal Year Ended December 31, 2007
     Filed March 4, 2008
     File No. 1-06262

Dear Dr. Grote:

   We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

         Sincerely,

         /s/ Brad Skinner

         Brad Skinner
         Senior Assistant Chief Accountant